UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 27, 2009
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Siemens Segment Information (continuing operations — preliminary and unaudited)

Siemens Consolidated Statements of Income (preliminary and unaudited)

Siemens Consolidated Statements of Income and Expense Recognized in Equity (preliminary and unaudited)

Siemens Consolidated Statements of Cash Flow (preliminary and unaudited)

Siemens Consolidated Balance Sheets (preliminary and unaudited)

SUPPLEMENTAL DATA:

Siemens Segment Information Analysis (I) (preliminary and unaudited)

Siemens Segment Information Analysis (II) (preliminary and unaudited)

Ad-hoc Announcement according to § 15 WpHG (Securities Trading Act)

Siemens to divest its stake in Areva NP joint venture

Legal Proceedings

Signatures

Key figures(1)	Q1 2009(2)
(preliminary and unaudited; in millions of €, except where otherwise stated)

			% Change
Growth and profit	Q1 2009	Q1 2008	Actual	Adjusted(3)

Continuing operations
New orders	22,220	24,242	(8)	(7)
Revenue	19,634	18,400	7	8

Total Sectors
Profit Total Sectors	2,005	1,673	20
in % of revenue (Total Sectors)	10.8%	9.9%

EBITDA (adjusted)	2,489	2,102	18
in % of revenue (Total Sectors)	13.4%	12.5%

Continuing operations
EBITDA (adjusted)	2,590	2,103	23
Income from continuing operations	1,260	1,078	17
Basic earnings per share (in euros)(4)	1.43	1.14	25

Continuing and discontinued operations(5)
Net income	1,230	6,475	(81)
Basic earnings per share (in euros)(4)	1.40	7.04	(80)

Return on capital employed	Q1 2009	Q1 2008

Continuing operations
Return on capital employed (ROCE)	12.9%	11.6%

Continuing and discontinued operations(5)
Return on capital employed (ROCE)	12.6%	62.8%

Free cash flow and Cash conversion	Q1 2009	Q1 2008

Total Sectors
Free cash flow	356	965
Cash conversion	0.18	0.58

Continuing operations
Free cash flow	(1,574)	(217)
Cash conversion	(1.25)	(0.20)

Continuing and discontinued operations(5)
Free cash flow	(1,651)	(801)
Cash conversion	(1.34)	(0.12)

	Dec. 31, 2008		Sept. 30, 2008
Employees (in thousands)	Cont. Op.	Total(6)	Cont. Op.	Total(6)

Employees	425	425	427	428
Germany	131	131	132	133
Outside Germany	294	294	295	295

(1)	EBITDA (adjusted), Return on capital employed (ROCE), Return on equity (ROE), Free cash flow and Cash conversion rate are non-GAAP financial measures. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/investors, Financial Publications. Profit of the Sectors and Siemens IT Solutions and Services is reconciled to Income before income taxes in the table ,,Segment Information.” Profit of Siemens Financial Services is Income before income taxes.

(2)	October 1, 2008 — December 31, 2008.

(3)	Adjusted for portfolio and currency translation effects.

(4)	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2009 and 2008 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 862,005 and 914,098 respectively.

(5)	Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

(6)	Continuing and discontinued operations.

(7)	Return on equity is calculated as annualized Income before income taxes of Q1 divided by average allocated equity for the first three months of fiscal 2009 (€1.129 billion).

Earnings Release Q1 2009
(October 1 to December 31, 2008)

Munich, January 27, 2009
Strong Performance in Challenging Markets
Revenue and Income Rise
Book-to-Bill Robust

Peter Löscher, President and Chief Executive Officer of Siemens AG	Financial highlights:

“Siemens got off to a good start in fiscal 2009, including better order development than most of our competitors in the first quarter,” commented Siemens CEO Peter Löscher. “Revenue increased strongly, and we have a robust book-to-bill above one. Total Sectors profit clearly exceeded the prior-year level. Therefore we are sticking to our 2009 targets, even though reaching them has become more ambitious. While we are closely monitoring market conditions on a quarterly basis, we are progressing through the year strong, confident and focused.”

•   Orders of €22.220 billion came in 8% below the record high level of the prior-year quarter. The order backlog included no major cancellations.

•   Revenue rose 7% to €19.634 billion, supported by strong order growth in recent years.

•   Total Sectors profit climbed 20%, to €2.005 billion, led by broad-based profit growth in Energy.

•   Income from continuing operations rose 17%, to €1.260 billion, on higher Total Sectors profit.

•   Net income was €1.230 billion in the first quarter. A year earlier, net income of €6.475 billion for the quarter included approximately €5.4 billion in income from discontinued operations related to Siemens VDO Automotive.

•   Free cash flow was a negative €1.574 billion compared to a negative €217 million in the prior-year period. The current period includes payments totaling €1.230 billion associated with legal proceedings, SG&A reduction and transformation programs initiated in fiscal 2008.

Media Relations: Wolfram Trost Phone: +49 89 636-34794 E-mail: wolfram.trost@siemens.com Siemens AG, 80200 Munich, Germany

Siemens     2
Orders and Revenue

Revenue rises and book-to-bill
remains well above 1
First-quarter revenue rose to €19.634 billion, a 7% increase compared to the same period a year earlier. Revenue growth was supported strongly by high order growth in the past two fiscal years. Orders exceeded revenue, at €22.220 billion but declined 8% compared to the record high first quarter a year earlier. The book-to-bill ratio for the current period was 1.13.
The net effect of currency translation was neutral for revenues and orders. On an organic basis, excluding currency effects and portfolio transactions, revenue rose 8% and orders came in 7% lower compared to the prior-year quarter.

Revenue increases in
all Sectors and regions
Revenue rose in all three Sectors, led by double-digit growth throughout the Energy Sector. The Healthcare Sector also posted double-digit growth including new volume from the acquisition of Dade Behring Holdings Inc. (Dade Behring) at the Diagnostics Division.
On a geographic basis, revenue rose in all three reporting regions of Siemens, with particular strength in the Americas and Asia, Australia. The Fossil Power Generation and Renewable Energy Divisions led revenue higher in the Americas, while in Asia, Australia the largest revenue increases came at the Power Transmission and Industrial Solutions Divisions.

Broad-based order decline takes in
all regions, most Divisions
In an environment of slowing global growth and a worldwide financial crisis, weaker demand was noticeable throughout Siemens’ business. Orders climbed 3% in Healthcare but declined in Industry and Energy where a majority of Divisions had lower or level orders year-over-year.
All regions posted lower orders. Within the Asia/Australia region volume declined significantly in China, where the Industry Solutions Division and Power Transmission Division had large orders in the prior-year period. Orders came in lower in the Americas due primarily to the Renewable Energy and Oil & Gas Divisions, which benefited from surging demand in the U.S. a year earlier. Orders rose 12% in Germany on the strength of a large order at the Mobility Division.

Siemens     3
Income and Profit

Total Sectors profit climbs led
by Energy and Healthcare
Total Sectors profit for the first quarter climbed 20% year-over-year, to €2.005 billion. Energy was the primary driver of Sectors profit growth, with a strong profit rebound in the fossil power business compared to the first quarter a year earlier and double-digit profit increases at all other Divisions. Higher revenue helped lift Sector profit at Healthcare as well. Industry made the largest contribution to Total Sectors profit in the first quarter, but saw a decline compared to the prior-year period due primarily to a sharp decline in the industrial automation business.
Income from continuing operations climbs on higher Sectors profit
Income from continuing operations grew to €1.260 billion, up 17% compared to the first quarter a year earlier. Basic EPS on a continuing basis rose to €1.43 from €1.14 in the prior-year period. The major factor in these increases was higher Total Sectors profit year-over-year. Other positive factors were lower expenses for Corporate items including legal and regulatory matters, higher income from Equity Investments, and continued progress in closing out Other Operations. These positive factors more than offset lower income from Cross-Sector
Businesses and Siemens Real Estate (SRE), as well as negative results of hedging activities not qualifying for hedge accounting.
Clean quarter for net income
Net income in the first quarter was €1.230 billion, with a corresponding EPS of €1.40. A year earlier, net income of €6.475 billion and EPS of €7.04 benefited substantially from approximately €5.4 billion in income from discontinued operations, primarily related to the sale of Siemens VDO Automotive (SV).

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funding Status and Investigation Expenses
Free cash flow impacted
by compliance payments
Free cash flow from continuing operations was a negative €1.574 billion compared to a negative €217 million in the first quarter a year ago. The current quarter includes substantial increases in net working capital in the Sectors and centrally taken cash outflows totaling €1.008 billion related to resolution of legal proceedings in the U.S. and Germany. Cash outflows for previously recorded charges related to project reviews, restructuring, and SG&A reduction totaled €222 million.
ROCE rises on higher income
On a continuing basis, return on capital employed (ROCE) increased to 12.9% from 11.6% in the first quarter a year earlier on higher income from continuing operations in the current period.
Compliance expenses fall again as major legal proceedings conclude
Siemens concluded the legal proceedings mentioned above during the first quarter. Expenses within continuing and discontinued operations for outside advisors in connection with these matters totaled €50 million, well down from €127 million in the prior-year period and €89 million in the previous quarter.
Pension underfunding
increases on higher DBO
The estimated underfunding of Siemens’ principal pension plans as of December 31, 2008 amounted to approximately €4.3 billion, compared to an underfunding of approximately €2.5 billion at the end of fiscal 2008. The decline in funding status is due primarily to a significant decrease in the discount rate assumption at December 31, 2008, which increased Siemens’ estimated defined benefit obligation (DBO).

Sectors     5
Industry Sector

Market conditions hold back
Sector profit development
Industry led all Sectors with profit of €907 million in the first quarter. For comparison, Sector profit was €994 million in the first quarter a year earlier. The primary factor in the difference year-over-year was the Industry Automation Division, which remained the top income contributor in the Sector but saw profitability drop from a peak profit margin in the prior-year quarter due to lower volume and a less favorable product mix. Osram’s contribution to Sector profit fell also, as its markets became more challenging. The other four Divisions within Industry all increased their profit, including double-digit increases at Building Technologies, Industry Solutions and Mobility.
First-quarter revenue for Industry rose 2% compared to the prior-year period, while orders came in 11% lower. On an organic basis, excluding currency translation and portfolio effects, revenue rose 1% and orders declined 11% year-over-year. All Divisions except Industry Automation and Osram increased their revenues compared to the prior-year period. Revenue growth was strongest in the Asia, Australia region. Orders showed exposure to global macroeconomic conditions, with declines in all regions. The Industry Sector’s book-to-bill ratio was 1.05 compared to 1.2 in the prior-year period.
Profitability below peak
but within target range
Industry Automation produced €255 million in profit in the first quarter and its profit margin remained in its target range. Nevertheless income declined year-over-year, with lower profits and margins in nearly all business units. For comparison, income in the prior-year period benefited from a €36 million gain on the sale of a business. Purchase price accounting (PPA) effects in the current quarter, associated with the acquisition of UGS Corp., were €35 million and trimmed approximately 180 basis points from the Division’s profit margin. In the same quarter a year earlier, PPA effects of €48 million and integration costs of €5 million related to UGS took approximately 250 basis points from the profit margin. Revenue of €1.977 billion was 5% lower than in the prior-year quarter and orders came in 14% lower year-over-year, as customers delayed restocking in the face of uncertain downstream demand.
Rising revenue lifts profit
 Drive Technologies produced profit of €233 million and 8% revenue growth from a large order backlog benefiting in part from the high-growth wind power business. The Division recorded PPA effects of €9 million in the current quarter and €10 million in the prior-year period. Orders declined mainly on slowing demand in short-cycle businesses, most notably the electronics assembly unit which posted a loss of €27 million on lower business volume.

Sectors     6

Better business mix benefits profitability
Building Technologies raised its first-quarter profit to €124 million benefiting from a significant improvement in its business mix between the periods under review. Orders were level year-over-year despite a general slowdown in commercial construction, particularly in the U.S.
Revenue and profit lower in weakening markets
Profit at Osram decreased to €92 million despite positive effects from hedging activities not qualifying for hedge accounting. Profitability was influenced by lower capacity utilization, as revenue fell 8% including continued weakness in the automotive market. Osram expects charges in coming quarters related to improving its cost structure and product mix.
Metals technologies business again drives performance
All business units in Industry Solutions contributed to the increase in first-quarter profit. The Division’s large metals technologies unit led first-quarter revenue and profit growth, continuing to convert its substantial backlog into current business. Orders came in lower compared to the record level of the prior-year quarter.
Project execution on track
Mobility delivered profit of €85 million in the first quarter, benefiting from a €10 million positive effect related to settlement of a claim in the rolling stock business. For comparison, profit of €44 million in the prior-year period was burdened by €32 million in charges related to Combino. Orders rose 8% in the quarter, including a major contract win in Germany.

Sectors     7
Energy Sector

Conversion of order backlog
drives profit increases
 The Energy Sector turned in a strong first quarter, with all Divisions delivering higher profits compared to the prior-year period as well as profit margins within their target ranges. This sent Sector profit up to €756 million for the quarter, well above the prior-year period. Fossil Power Generation drove Sector profit growth year-over-year, as its prior-year results were burdened by more than €200 million in charges. Strong order backlogs at Renewable Energy and Oil & Gas enabled both Divisions to raise revenue, increase capacity utilization and significantly improve their profit margins. Power Transmission and Power Distribution continued to compete successfully in increasingly challenging markets for power infrastructure.
First-quarter revenue for Energy rose 24% year-over-year, to €6.232 billion, as all Divisions converted a high level of prior orders into current business. The Sector saw no material order cancellations in its backlog during the quarter. As expected, orders declined 6% due primarily to the Renewable Energy and Oil & Gas Divisions. While Renewable Energy took in a lower level of large orders compared to the prior-year quarter, market conditions for Oil & Gas cooled compared to surging demand in the prior-year period. On a geographic basis, revenue rose in all regions led by the Americas, while orders grew in the Asia, Australia region on particular strength at Fossil Power Generation.
The Sector’s book-to-bill ratio was strong at 1.37, though well down from 1.8 in the prior-year quarter.
Clean quarter, profitable growth
 Fossil Power Generation led all Siemens Divisions with €289 million in profit and brought its profit margin into its target range. A year earlier, first-quarter profit was burdened by the substantial charges mentioned above. Revenue climbed 25%, reflecting strong order growth in recent years. Orders continued to grow at a robust rate, rising 16% to €3.997 billion including the growth in Asia, Australia mentioned above. The Division expects substantial volatility in equity investment income in coming quarters.
Continued ramp-up
drives profit higher
 Renewable Energy generated €101 million in profit on revenue of €713 million in the first quarter. Both figures represent high double-digit increases compared to the first quarter a year ago, as the Division matched new production capacity to a robust order backlog. As expected, orders in the quarter came in lower compared to the prior-year period, which included a higher level of large orders.

Sectors     8

Strong increase in profitability
The Oil & Gas Division contributed €106 million to first-quarter Sector profit and brought its profit margin into the target range. Revenue rose 27% year-over-year on conversion of the Division’s strong order backlog. Orders in the current period came in lower than in the prior-year period, as expected, but the Division’s book-to-bill ratio for the quarter was well above 1 and its order backlog remained robust.
Delivering sustained profit growth
The Energy Sector’s two power grid infrastructure businesses continued to deliver steady profit growth in their profit margin ranges.
Power Transmission posted profit of €152 million in the first quarter, up 22% compared to the prior-year period, on a 21% increase in revenue. First-quarter orders for the Division were nearly unchanged year-over-year. Power Distribution increased first-quarter profit even more sharply, to €107 million, as all business units improved profitability compared to the same period a year earlier. Revenue rose 10% year-over-year, while orders came in 7% lower.

Sectors     9
Healthcare Sector

Solid revenue and profit growth in tough market conditions
The Healthcare Sector continued to compete successfully in a challenging environment, as slower growth and tighter credit conditions spread beyond the U.S. to other regions. First-quarter Sector profit increased to €342 million and the Imaging & IT Division was one of Siemens’ top profit contributors in the quarter. Charges related to a major project at Workflow & Solutions held back profit growth year-over-year. The Diagnostics Division recorded a total of €66 million in PPA effects and integration costs associated with acquisitions, including Dade Behring. PPA effects and integration costs reduced Sector profit margin by 220 basis points in the first quarter, compared to 320 basis points in the prior-year period.
Healthcare’s first-quarter revenue and orders rose 11% and 3%, respectively, including new volume from the acquisition of Dade Behring. Book-to-bill for the Sector was 0.99 compared to 1.06 in the same quarter a year ago.
Profit margin expansion in a challenging environment
Imaging & IT increased first-quarter profit 13% year-over-year, to €262 million. The overall medical imaging market in the U.S. remains challenging, with demand limited by tight credit and the Deficit Reduction Act (DRA). Nevertheless, Imaging & IT achieved a 7% rise in revenue and a 1% increase in orders. On an organic basis, revenue was up 4% and orders were 2% below the level of the prior-year period.
Solid performance and lower integration costs
Diagnostics contributed €83 million to Sector profit in the first quarter, up from €67 million in the same quarter a year earlier. For comparison, that prior-year period included only two months of income from Dade Behring. PPA effects and integration costs related to acquisitions reduced Diagnostics’ profit margin by approximately 760 basis points in the current quarter, including PPA effects of €46 million and integration costs of €20 million.

Sectors     10

A year earlier, first-quarter PPA and integration costs at Diagnostics were €51 million and €35 million, respectively, and cut more than 1200 basis points from profit margin. Revenue and orders for the Division both rose more than 20% in the current period, benefiting from an additional month of volume from Dade Behring compared to the prior-year period. On an organic basis, revenue rose 2% and orders were up 1%.
Solutions business impacted by further charges
Workflow & Solutions posted a loss of €6 million in the first quarter. This result included €41 million in further charges related to project delays in the particle therapy business, partly offset by €11 million in divestment gains.

Equity Investments and Cross-Sector Businesses     11
Equity Investments and Cross-Sector Businesses
Higher profits benefit from
lower loss related to NSN
Equity Investments includes equity stakes not allocated to a Sector or Cross-Sector Business by reason of strategic fit as well as available-for-sale securities. Major components
Lower contribution from Cross-Sector Businesses
of Equity Investments include Nokia Siemens Networks B.V. (NSN) and Bosch und Siemens Hausgeräte GmbH. Equity investments in the first quarter recorded a profit of €85 million compared to €36 million in the first quarter a year earlier. The increase benefited from sales of equity investments. In addition, the equity investment loss related to NSN fell to €7 million from €37 million in the prior-year period. Income from Equity Investments is expected to be volatile in coming quarters.

Siemens IT Solutions and Services posted a profit of €46 million compared to €70 million in the first quarter a year earlier. Revenue declined 4% year-over-year, to €1.289 billion. Orders came in slightly above the prior-year level at €1.231 billion. On an organic basis, revenue was up 1% and orders rose 6%.

Income before income taxes at Siemens Financial Services (SFS) declined, due primarily to a significant increase in reserves for the commercial finance business. This was partly offset by a higher profit in the
equity business. Total assets rose to €12.042 billion, driven in part by growth in customer financing activity. Return on Equity (ROE) decreased but remained above the target range. ROE calculated as
Income before income taxes divided by average allocated equity, which was €1.129 billion in the first quarter of fiscal 2009 and €863 million in the first quarter of fiscal 2008.

Other Operations, Corporate Activities and Eliminations     12
Other Operations, Corporate Activities and Eliminations

SHC divested as close-out of Other Operations progresses
Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Business. By the end of fiscal 2009, these activities are to be integrated into a Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. During the first quarter, Siemens again made good progress in the implementation of the program. Accordingly, first-quarter revenue fell to €264 million from €708 million in the prior-year period, and the loss from Other Operations dropped to €13 million from €64 million in the first quarter a year earlier. The prior-year period included a goodwill impairment of €70 million related to a building and infrastructure business, and a profit of €14 million at Siemens Home and Office Communication Devices (SHC). As previously reported, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communications Devices GmbH & Co. KG to ARQUES Industries AG at the beginning of the current quarter.
Real estate disposals continue
Income before income taxes at SRE was €45 million in the first quarter, down from €139 million in the same period a year earlier, primarily due to lower gains from sales of real estate. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.
Central costs fall on lower compliance expenses, one-time gains
Corporate items and pensions totaled a negative €236 million in the first quarter compared to a negative €315 million in the same period a year earlier. The improvement was due to Corporate items, which were a negative €166 million compared to a negative €338 million in the prior-year period. Within this change, expenses for outside advisors engaged in connection with investigations into legal and regulatory matters fell to €49 million from €93 million in the first quarter a year earlier. In addition, the current period benefited from a gain relating to a major asset retirement obligation and a positive effect related to shifting an employment bonus program from cash-based to share-based payment.
Centrally carried pension expense swung to a negative €70 million from a positive €23 million in the first quarter a year earlier, due primarily to higher benefit costs related to Siemens’ principal pension plans compared to the prior-year period.
Impact from U.S. interest rate hedges
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in the first quarter was a negative €263 million compared to a negative €99 million in the prior-year period. The decline was due mainly to results of hedging activities not qualifying for hedge accounting related to a decline in U.S. dollar interest rates.

Subsequent Events & Outlook     13
Subsequent Events
On January 26, 2009, after the close of the first quarter, Siemens announced that it will terminate the Shareholders Agreement for the joint venture Areva NP S.A.S. as contractually specified effective latest January 30, 2012, and sell its 34% minority interest in Areva NP S.A.S. to the majority shareholder Areva S.A. under the terms of a put agreement. The transaction is subject to the approval of antitrust authorities.
Outlook

Achieving previously announced income targets for fiscal 2009 has become even more ambitious due to market conditions. Total Sectors profit is targeted to reach €8.0 to €8.5 billion in fiscal 2009, provided that customers do not materially slow conversion of booked orders to revenue and pricing does not further diminish due to continued adverse market development. This outlook excludes impacts from legal and regulatory matters. As in the past, Siemens continues to closely monitor global financial and macroeconomic developments and their potential impact on Siemens.

Note and Disclaimer     14
Note and Disclaimer
All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings. More detailed disclosure, particularly regarding legal proceedings, is provided in the annual report.
Financial Publications are available for download at:
www.siemens.com/ir à Publications & Events.
Earnings before interest and taxes, or EBIT (adjusted); Earnings before interest, taxes, depreciation and amortization, or EBITDA (adjusted); Return on capital employed (ROCE); Return on equity (ROE); Free cash flow; and Cash conversion rate are non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to measures of our financial condition, results of operations or cash flows as presented in accordance with IFRS in our Consolidated Financial Statements. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under
www.siemens.com/investors -> Financial Publications. “Profit Total Sectors” is reconciled to “Income from continuing operations before income taxes” in the table “Segment Information.”

Beginning today at 07:45 a.m. CET, the press conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/pressconference.
A recording of the press conference will subsequently be made available as well. Starting at 08:45 CET, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall.
Starting today at 10 a.m. CET, we will also provide a live video webcast on the internet of Chairman of the Supervisory Board Dr. Gerhard Cromme’s and CEO Peter Löscher’s speeches to the Annual Shareholders’ Meeting at the Olympic Hall in Munich, Germany. You can access the webcast at www.siemens.com/pressconference.
A video of the speeches will be available after the live webcast.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers will delay conversion of booked orders into revenue or that our pricing power will be diminished by continued adverse market developments, to a greater extent than we currently expect; the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, including corruption investigations to which we are currently subject and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended December 31, 2008 and 2007 (first quarter of fiscal 2009 and 2008) and as of September 30, 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	12/31/08	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	9,831	11,001	9,071	8,906	280	268	9,351	9,174	907	994	12,843	12,000	133	563	212	228	253	232
Energy	8,534	9,079	6,134	4,951	98	84	6,232	5,035	756	347	1,517	913	66	333	116	88	85	78
Healthcare	2,896	2,806	2,918	2,641	18	12	2,936	2,653	342	332	13,557	13,257	157	69	124	140	158	150

Total Sectors	21,261	22,886	18,123	16,498	396	364	18,519	16,862	2,005	1,673	27,917	26,170	356	965	452	456	496	460
Equity Investments	—	—	—	—	—	—	—	—	85	36	6,120	5,587	68	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,231	1,225	997	1,007	292	333	1,289	1,340	46	70	357	241	(170)	(144)	28	22	43	57
Siemens Financial Services (SFS)	188	182	155	156	33	25	188	181	66	77	12,042	11,328	152	(120)	122	143	79	71
Reconciliation to consolidated financial statements
Other Operations	226	735	242	610	22	98	264	708	(13)	(64)	(1,098)	(1,545)	(165)	(161)	12	26	13	24
Siemens Real Estate (SRE)	429	394	96	99	333	295	429	394	45	139	3,578	3,489	4	(32)	25	55	37	39
Corporate items and pensions	32	31	21	30	2	3	23	33	(236)	(315)	(7,415)	(6,483)	(1,341)	(799)	3	12	11	9
Eliminations, Corporate Treasury and other reconciling items	(1,147)	(1,211)	—	—	(1,078)	(1,118)	(1,078)	(1,118)	(263)	(99)	55,921	55,676	(478)	74	(10)	(10)	(15)	(17)

Siemens	22,220	24,242	19,634	18,400	—	—	19,634	18,400	1,735	1,517	97,422	94,463	(1,574)	(217)	632	704	664	643

(1)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets (other than goodwill) and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method, net of reversals of impairments amount to €44 income and €87 expense for the three months ended December 31, 2008 and 2007, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the first three months of fiscal 2009 and 2008 ended December 31, 2008 and 2007
(in millions of €, per share amounts in €)

	2009	2008
Revenue	19,634	18,400
Cost of goods sold and services rendered	(13,994)	(13,095)

Gross profit	5,640	5,305
Research and development expenses	(914)	(847)
Marketing, selling and general administrative expenses	(2,868)	(3,055)
Other operating income	185	190
Other operating expense	(117)	(206)
Income from investments accounted for using the equity method, net	117	108
Financial income (expense), net	(308)	22

Income from continuing operations before income taxes	1,735	1,517
Income taxes	(475)	(439)

Income from continuing operations	1,260	1,078
Income (loss) from discontinued operations, net of income taxes	(30)	5,397

Net income	1,230	6,475

Attributable to:
Minority interest	27	43
Shareholders of Siemens AG	1,203	6,432
Basic earnings per share
Income from continuing operations	1.43	1.14
Income (loss) from discontinued operations	(0.03)	5.90

Net income	1.40	7.04

Diluted earnings per share
Income from continuing operations	1.42	1.13
Income (loss) from discontinued operations	(0.03)	5.87

Net income	1.39	7.00

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited) For the first three months of fiscal 2009 and 2008 ended December 31, 2008 and 2007 (in millions of €)

	2009	2008
Net income	1,230	6,475
Currency translation differences	(456)	(267)
Available-for-sale financial assets	7	10
Derivative financial instruments	94	44
Actuarial gains and losses on pension plans and similar commitments	(1,551)	19

Total income and (expense) recognized directly in equity, net of tax (1) (2)	(1,906)	(194)

Total income and (expense) recognized in equity	(676)	6,281

Attributable to:
Minority interest	43	40
Shareholders of Siemens AG	(719)	6,241

(1)	Includes income and (expense) resulting from investments accounted for using the equity method of €37 and €25 for the three months ended December 31, 2008 and 2007, respectively.

(2)	Includes minority interest relating to currency translation differences of €16 and €(3) for the three months ended December 31, 2008 and 2007, respectively.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the first three months of fiscal 2009 and 2008 ended December 31, 2008 and 2007
(in millions of €)

	2009	2008
Cash flows from operating activities
Net income	1,230	6,475
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	620	754
Income taxes	469	390
Interest (income) expense, net	(11)	34
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(4)	(5,683)
(Gains) on sales of investments, net (1)	(21)	(6)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	6	(1)
(Income) from investments (1)	(66)	(117)
Other non-cash (income) expenses	318	(26)
Change in current assets and liabilities
(Increase) decrease in inventories	(922)	(614)
(Increase) decrease in trade and other receivables	(556)	(751)
(Increase) decrease in other current assets	(4)	(123)
Increase (decrease) in trade payables	(839)	(523)
Increase (decrease) in current provisions	(955)	231
Increase (decrease) in other current liabilities	(1)	591
Change in other assets and liabilities	(244)	(425)
Income taxes paid	(375)	(416)
Dividends received	113	11
Interest received	223	206

Net cash provided by (used in) operating activities — continuing and discontinued operations	(1,019)	7
Net cash provided by (used in) operating activities — continuing operations	(942)	487
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(632)	(808)
Acquisitions	(121)	(4,463)
Purchases of investments (1)	(562)	(94)
Purchases of current available-for-sale financial assets	(1)	(5)
(Increase) decrease in receivables from financing activities	(545)	(413)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	165	341
Proceeds and Payments from disposals of businesses	(252)	11,062
Proceeds from sales of current available-for-sale financial assets	5	9

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,943)	5,629
Net cash provided by (used in) investing activities — continuing operations	(1,747)	(5,267)
Cash flows from financing activities
Purchase of common stock	—	(340)
Proceeds from re-issuance of treasury stock	—	189
Change in short-term debt	2,457	(3,573)
Interest paid	(298)	(268)
Dividends paid to minority shareholders	(49)	(35)

Net cash provided by (used in) financing activities — continuing and discontinued operations	2,110	(4,027)
Net cash provided by (used in) financing activities — continuing operations	1,837	6,992
Effect of exchange rates on cash and cash equivalents	(6)	(47)
Net increase (decrease) in cash and cash equivalents	(858)	1,562
Cash and cash equivalents at beginning of period	6,929	4,940

Cash and cash equivalents at end of period	6,071	6,502
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	—	344

Cash and cash equivalents at end of period (Consolidated balance sheets)	6,071	6,158

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

SIEMENS
CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
As of December 31, 2008 and September 30, 2008
(in millions of €)

	12/31/08	9/30/08
ASSETS
Current assets
Cash and cash equivalents	6,071	6,893
Available-for-sale financial assets	144	152
Trade and other receivables	16,145	15,785
Other current financial assets	4,720	3,116
Inventories	15,146	14,509
Income tax receivables	608	610
Other current assets	1,319	1,368
Assets classified as held for disposal	449	809

Total current assets	44,602	43,242

Goodwill	16,095	16,004
Other intangible assets	5,361	5,413
Property, plant and equipment	11,196	11,258
Investments accounted for using the equity method	7,121	7,017
Other financial assets	9,260	7,785
Deferred tax assets	3,123	3,009
Other assets	664	735

Total assets	97,422	94,463

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,914	1,819
Trade payables	7,878	8,860
Other current financial liabilities	2,973	2,427
Current provisions	3,921	5,165
Income tax payables	1,835	1,970
Other current liabilities	21,384	21,644
Liabilities associated with assets classified as held for disposal	101	566

Total current liabilities	43,006	42,451

Long-term debt	15,511	14,260
Pension plans and similar commitments	6,296	4,361
Deferred tax liabilities	841	726
Provisions	2,536	2,533
Other financial liabilities	334	376
Other liabilities	2,137	2,376

Total liabilities	70,661	67,083

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	6,021	5,997
Retained earnings	22,641	22,989
Other components of equity	(1,324)	(953)
Treasury shares, at cost (2)	(3,934)	(4,002)

Total equity attributable to shareholders of Siemens AG	26,147	26,774

Minority interest	614	606

Total equity	26,761	27,380

Total liabilities and equity	97,422	94,463

1)	Authorized: 1,137,913,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	51,751,449 and 52,645,665 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the first three months of fiscal 2009 and 2008 ended December 31, 2008 and 2007
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2009	2008	% Change		therein		2009	2008	% Change		therein		2009	2008	% Change	2009	2008
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	9,831	11,001	(11)%	(11)%	0%	0%	9,351	9,174	2%	1%	1%	0%	907	994	(9)%	9.7%	10.8%	9-13%
Industry Automation	1,953	2,281	(14)%	(13)%	1%	(2)%	1,977	2,089	(5)%	(4)%	1%	(2)%	255	415	(39)%	12.9%	19.9%	12-17%
Drive Technologies	2,141	2,505	(15)%	(16)%	1%	0%	2,123	1,974	8%	6%	1%	1%	233	225	4%	11.0%	11.4%	11-16%
Building Technologies	1,545	1,539	0%	(3)%	1%	2%	1,531	1,434	7%	3%	1%	3%	124	93	33%	8.1%	6.5%	7-10%
Osram	1,097	1,193	(8)%	(7)%	2%	(3)%	1,097	1,193	(8)%	(7)%	2%	(3)%	92	126	(27)%	8.4%	10.6%	10-12%
Industry Solutions	1,916	2,567	(25)%	(24)%	(1)%	0%	1,796	1,708	5%	3%	0%	2%	119	91	31%	6.6%	5.3%	5-7%
Mobility	1,924	1,775	8%	9%	(1)%	0%	1,564	1,440	9%	11%	(2)%	0%	85	44	93%	5.4%	3.1%	5-7%
Energy Sector	8,534	9,079	(6)%	(6)%	0%	0%	6,232	5,035	24%	25%	(1)%	0%	756	347	118%	12.1%	6.9%	11-15%
Fossil Power Generation	3,997	3,431	16%	14%	2%	0%	2,373	1,901	25%	23%	2%	0%	289	25	>200%	12.2%	1.3%	11-15%
Renewable Energy	648	1,032	(37)%	(38)%	1%	0%	713	417	71%	71%	0%	0%	101	52	94%	14.2%	12.5%	12-16%
Oil & Gas	1,360	1,847	(26)%	(24)%	(2)%	0%	1,048	827	27%	32%	(4)%	(1)%	106	66	61%	10.1%	8.0%	10-14%
Power Transmission	1,915	1,924	(0)%	1%	(1)%	0%	1,500	1,244	21%	21%	(1)%	1%	152	125	22%	10.1%	10.0%	10-14%
Power Distribution	857	920	(7)%	(6)%	(1)%	0%	805	732	10%	12%	(2)%	0%	107	78	37%	13.3%	10.7%	11-15%
Healthcare Sector	2,896	2,806	3%	(4)%	3%	4%	2,936	2,653	11%	3%	3%	5%	342	332	3%	11.6%	12.5%	14-17%
Imaging & IT	1,769	1,755	1%	(2)%	3%	0%	1,769	1,650	7%	4%	3%	0%	262	232	13%	14.8%	14.1%	14-17%
Workflow & Solutions	335	396	(15)%	(17)%	2%	0%	373	348	7%	6%	1%	0%	(6)	35	—	(1.6)%	10.1%	11-14%
Diagnostics	864	713	21%	1%	4%	16%	872	712	22%	2%	4%	16%	83	67	24%	9.5%	9.4%	16-19%

Total Sectors	21,261	22,886	(7)%	(8)%	1%	0%	18,519	16,862	10%	8%	1%	1%	2,005	1,673	20%

Siemens IT Solutions and Services	1,231	1,225	0%	6%	(2)%	(4)%	1,289	1,340	(4)%	1%	(2)%	(3)%	46	70	(34)%	3.6%	5.2%	5-7%

(1)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes, whereas it may exclude certain other items not considered performance indicative by Management.

(2)	Excluding currency translation and portfolio effects.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the first three months of fiscal 2009 and 2008 ended December 31, 2008 and 2007
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sectors and Divisions
Industry Sector	907	994	—	6	(10)	(6)	917	994	90	81	163	154	1,170	1,229
Industry Automation	255	415	—	(1)	—	—	255	416	47	40	26	23	328	479
Drive Technologies	233	225	1	—	(1)	—	233	225	11	12	37	32	281	269
Building Technologies	124	93	—	1	(3)	—	127	92	16	16	17	20	160	128
Osram	92	126	1	1	(1)	—	92	125	6	6	54	51	152	182
Industry Solutions	119	91	—	3	—	(3)	119	91	8	6	16	13	143	110
Mobility	85	44	(1)	1	(5)	(3)	91	46	1	1	13	15	105	62
Energy Sector	756	347	16	22	(9)	(1)	749	326	17	20	68	58	834	404
Fossil Power Generation	289	25	6	14	(8)	(1)	291	12	4	4	22	20	317	36
Renewable Energy	101	52	1	1	1	—	99	51	2	2	8	5	109	58
Oil & Gas	106	66	—	—	—	1	106	65	7	7	14	14	127	86
Power Transmission	152	125	8	6	—	1	144	118	2	3	16	12	162	133
Power Distribution	107	78	—	1	—	(1)	107	78	2	3	7	7	116	88
Healthcare Sector	342	332	15	6	—	7	327	319	72	71	86	79	485	469
Imaging & IT	262	232	2	1	1	1	259	230	26	28	20	20	305	278
Workflow & Solutions	(6)	35	11	1	(2)	1	(15)	33	1	1	6	5	(8)	39
Diagnostics	83	67	—	1	1	4	82	62	45	42	59	52	186	156

Total Sectors	2,005	1,673	31	34	(19)	—	1,993	1,639	179	172	317	291	2,489	2,102

Equity Investments	85	36	53	36	19	—	13	—	—	—	—	—	13	—
Cross-Sector Businesses
Siemens IT Solutions and Services	46	70	7	11	—	6	39	53	10	13	33	44	82	110
Siemens Financial Services (SFS)	66	77	53	18	(4)	46	17	13	1	1	78	70	96	84
Reconciliation to consolidated financial statements
Other Operations	(13)	(64)	—	(1)	(1)	3	(12)	(66)	6	9	7	85	1	28
Siemens Real Estate (SRE)	45	139	—	—	(12)	(14)	57	153	—	—	37	39	94	192
Corporate items and pensions	(236)	(315)	—	—	(85)	71	(151)	(386)	1	2	10	7	(140)	(377)
Eliminations, Corporate Treasury and other reconciling items	(263)	(99)	(27)	10	(206)	(90)	(30)	(19)	2	—	(17)	(17)	(45)	(36)

Siemens	1,735	1,517	117	108	(308)	22	1,926	1,387	199	197	465	519	2,590	2,103

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Includes impairment and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €— and €73 for the three months ended December 31, 2008 and 2007, respectively.

Investor Relations

Munich, January 26, 2008
Ad-hoc Announcement
according to § 15 WpHG (Securities Trading Act )
Siemens: Divestment of its stake in Areva NP joint venture
As contractually specified, Siemens AG will terminate the Shareholders Agreement for the Franco-German joint venture Areva NP S.A.S. effective latest January 30, 2012, and sell its entire stake to the majority shareholder Areva S.A. under the terms of a put agreement. Siemens stated its lack of exercising entrepreneurial influence within the joint venture as the reason behind the move. The transaction is subject to the approval of antitrust authorities. The purchase price for the shares to be transferred will be agreed upon by the contractual parties in accordance with the terms and conditions of the Shareholders Agreement. In 2001, Siemens combined its nuclear business activities with those of the French company Framatome and has since then held a minority share (34%) in the joint venture Areva NP (formerly Framatome ANP). Siemens will further evaluate all available options to continue its commitment in nuclear power plant business.

Siemens AG
CF IR	Michael Sen
Investor Relations	Wittelsbacherplatz 2
D-80312 Munich	D-80333 Munich Phone: +49-89 636 32474; Fax: -32830
E-Mail: investorrelations@siemens.com

Press Presse Press Presse
Munich, Germany, January 26, 2009
Siemens to divest its stake in Areva NP joint venture
Löscher: “Nuclear power essential part of sustainable energy mix”
As contractually specified, Siemens AG will terminate the Shareholders Agreement for the Franco-German joint venture Areva NP S.A.S., specified effective latest January 30, 2012, and sell its entire stake to the majority shareholder Areva S.A. under the terms of a put agreement. Siemens stated its lack of exercising entrepreneurial influence within the joint venture as the reason behind the move. The transaction is subject to the approval of antitrust authorities. The purchase price for the shares to be transferred will be agreed upon by the contractual parties in accordance with the terms and conditions of the Shareholders Agreement. In 2001, Siemens combined its nuclear business activities with those of the French company Framatome and has since then held a minority share (34 percent) in the joint venture Areva NP (formerly Framatome ANP).
In the past, Siemens and Areva had a good cooperation including since 2001 the one in the joint venture Areva NP as well. However, the role as a minority shareholder considerably limits the entrepreneurial maneuverability of Siemens within the joint venture. For that reason, the Supervisory Board of Siemens AG followed a corresponding decision of the Managing Board to terminate the Shareholders Agreement for the joint venture at the earliest date possible. According to the put agreement, the majority shareholder Areva, which owns a 66 percent stake, will acquire the 34 percent of shares Siemens has within a period of three years. Siemens will fulfill its contractual obligations under the terms of the Shareholders Agreement for the Areva NP joint venture.
Siemens supplies the conventional island for nuclear power plants for Areva NP and joint customers. In addition, Siemens also wants to continue the good cooperation with Areva with operational instrumentation and control systems. Siemens will continue to offer those products to the nuclear power plant market. Siemens will further evaluate all available options to continue its commitment in nuclear power plant business.
Peter Löscher, President and CEO of Siemens said: “We want to play an active role in shaping developments – and this also applies to the nuclear energy market. That’s why we’ve taken the initiative. In view of global climate change and the increasing power demand worldwide, for us nuclear energy remains an essential part of a sustainable energy mix.” Nuclear energy, which is practically CO2-free, will gain in importance above all with a view to climate protection. According to general forecast by 2030 there will be approximately 400 new nuclear power plants around the globe, representing a total investment of approximately EUR1,000 billion. Siemens AG, with its new Energy Sector setup, is strategically positioned as the only fully integrated provider along the energy conversion chain, from exploration to distribution. The company focuses on energy efficiency and the entire energy mix including fossil fuels like coal and natural gas as well as nuclear energy and renewables.
Independent of the entrepreneurial decision mentioned above, Siemens in France today holds leading positions in its Industry, Energy and Healthcare Sectors based on its presence there for more than 150 years. Through its workforce of 8,300 employees, seven production sites, partnerships with universities and higher education institutions, Siemens France plays an active part in economic development in France and abroad. Siemens France has centers of expertise working for the company throughout the world in high-tech sectors such as automatic transport systems, metallurgy and energy distribution. In fiscal 2008 (September 30), Siemens France sales amounted to nearly EUR2.2 billion, and new orders totaled approximately EUR2.8 billion.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 430,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technical achievements, innovation, quality, reliability and internationality. In fiscal 2008, Siemens had revenue of €77.3 billion and a net income of €5.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.

Siemens AG	Media Relations: Marc Langendorf
Corporate Communications and Government Affairs	Telephone: +49 89 636-37035
Wittelsbacherplatz 2, 80333 Munich	E-mail: marc.langendorf@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich Germany
Reference number: AXX200901.25

Munich, January 27, 2009
Legal Proceedings – First Quarter Fiscal 2009
For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2008 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2008 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information – Risk Factors,” “Item 4: Information on the Company – Legal Proceedings,” and “Item 15: Controls and Procedures” of the Form 20-F.
Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
Public corruption proceedings
Governmental and related proceedings
On December 15, 2008, Siemens AG announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC.
The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Siemens agreed to pay a fine of €395 million. The payment of the fine marks the conclusion of this legal proceeding against the Company by the Munich public prosecutor. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution.
In Washington, DC, Siemens AG pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens AG and the three subsidiaries agreed to pay a fine of US$450 million to resolve the charges of the United States Department of Justice (DOJ). At the same time, Siemens AG settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Without admitting or denying the allegations of the SEC complaint, Siemens agreed to the entry of a court judgment permanently restraining and enjoining Siemens AG from violations of the FCPA and to the disgorgement of profits in the amount of US$350 million.
The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ extraordinary cooperation as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal determination that Siemens remains a responsible contractor for U.S. government business.
Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal finance minister, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance programs.
In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.
As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens’ former telecommunications or Communications (Com) Group. Siemens paid €201 million in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596 million.
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As previously reported, in August 2007, the Nuremberg-Fürth prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Program. In December 2008, the prosecutor dismissed charges against all accused.
The Sao Paulo, Brazil, Public Prosecutor’s Office has launched an investigation against Siemens. According to press reports, this may be with regard to suspicious payments relating to the former Com Group in 2000.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. Additional expenses and provisions may need to be recorded in the future for penalties, fines, damages or other charges, which could be material, in connection with the investigations.
Civil litigation
As previously reported, an alleged holder of Siemens AG American Depositary Shares filed a derivative lawsuit in February 2007 with the Supreme Court of the State of New York against certain current and former members of Siemens AG’s Managing and Supervisory Boards as well as against Siemens AG as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The stay agreement with respect to the suit was terminated in December 2008.
Siemens’ response
As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During the first quarter of fiscal 2009, the Company recorded immaterial amounts in other operating income from the recovery of funds from certain such accounts.
Antitrust proceedings
As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. In December 2008, the Norwegian Competition Authority issued a final decision that Siemens Building Technologies AS had not violated antitrust regulations.
As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. In November 2008, the European Commission finalized its investigation and forwarded its statement of objections to the involved companies.
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €320,000 to €120,000 and from €640,000 to €110,000 regarding VA Tech. The Company and the Competition Authority appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary challenge with the Supreme Court based on alleged violations of law.
As previously reported, a suit and motion for approval of a class action was filed in Israel in December 2007 to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies were named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleged damages to electricity consumers in Israel in the amount of approximately €575 million
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related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. At a hearing on December 11, 2008, the plaintiff requested to withdraw from the action and from the motion to certify the action as a class action. The court approved the request and dismissed the action and the motion to certify.
In November 2008, a claim was issued by National Grid Electricity Transmission Plc. (National Grid) in the High Court of England and Wales in connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market. Twenty-one companies have been named as defendants, including Siemens AG and Siemens affiliates. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit and intends to contest it.
In December 2008, the Company was informed that the Turkish Competition Authority has opened an investigation into violations of competition law in the area of medical equipment spare parts and service keys.
Other proceedings
In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation related to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger) and payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils. In November 2008, the Regional Court of Nuremberg-Fürth found a former member of the Managing Board of Siemens AG guilty of criminal breach of fiduciary duty and tax evasion. The Nuremberg-Fürth prosecutor is also conducting an investigation against two other former members of the Managing Board on suspicion of abetting breach of fiduciary duty.
As reported, Siemens AG is member of a supplier consortium consisting of Siemens AG and a further consortium consisting of Areva NP SAS and its 100 % affiliate Areva NP GmbH. The Company holds a 34% share in Areva NP SAS. The supplier consortium was contracted by Teollisuuden Voima Oyj (TVO) for the nuclear power plant project “Olkilouto 3” in Finland. The Company’s participation in the project is approximately 27%. The Company’s Areva consortium partners recently announced that they expect the project to be delayed by 38 months. Since the reasons for the delay are disputed by the parties, the supplier consortium filed a request for arbitration in December 2008 against TVO demanding an extension of time for construction and approximately €1 billion for outstanding payments and additional compensation. TVO has not yet filed its response to the request for arbitration, but has alleged in pre-arbitral correspondence that it is entitled to delay damages from the supplier consortium of approximately €2.4 billion.
On November 25, 2008, Siemens announced that the Company and the BenQ Mobile GmbH & Co. OHG Insolvency Administrator had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens agreed to a gross payment of €300 million, which is expected to result in a net payment of approximately €255 million after taking into account Siemens’ creditor claims. Since Siemens has made a sufficient provision for the expected settlement, the settlement will not have any material negative impact on results of operations for fiscal 2009.
In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroczlaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure.
The first quarter of fiscal 2009 included a total of €50 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.
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This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers will delay conversion of booked orders into revenue or that our pricing power will be diminished by continued adverse market developments, to a greater extent than we currently expect; the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, including corruption investigations to which we are currently subject and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 27, 2009	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling